UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

IMH Financial Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

None

(CUSIP Number)

Juniper Capital Partners, LLC

11150 Santa Monica Blvd., Suite 1400

Los Angeles, California 90025

Attn: Mr. Jay Wolf

(310) 633-2365

Copy to:

C. David Lee, Esq.

Munger, Tolles & Olson LLP

350 South Grand Ave.

Los Angeles, CA 90071

(213) 683-9100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

Page 2 of 8 Pages

1	NAMES OF REPORTING PERSON Juniper NVM, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,296,352 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,296,352 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,296,352 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.4% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock issuable upon (i) conversion of 1,296,352 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.

13D

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1	NAMES OF REPORTING PERSON JCP Realty Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,308,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,308,500 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,308,500 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon conversion of 1,308,500 shares of Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock).
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D

Page 4 of 8 Pages

1	NAMES OF REPORTING PERSON Juniper Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,604,852 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,604,852 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,604,852 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	Consists of shares of Common Stock, issuable upon (i) conversion of 2,604,852 shares of Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC and JCP Realty Partners, LLC (without giving effect to any accrued and unpaid dividends on such Preferred Stock) and (ii) exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC.
(2)	The percentage reflected above is based on (i) 16,253,426 shares of Common Stock outstanding as of November 20, 2017 (including an aggregate of 15,194,062 shares of the Issuer’s Class B-1, Class B-2, Class B-3, Class B-4 and Class C common stock that were outstanding as of such date), as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 20, 2017, plus (ii) 1,296,352 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by Juniper NVM, LLC, plus (iii) 1,000,000 shares of Common Stock issuable upon exercise of a warrant to purchase 1,000,000 shares of Common Stock held by Juniper NVM, LLC, plus (iv) 1,308,500 shares of Common Stock issuable upon conversion of the Series B-1 Cumulative Convertible Preferred Stock held by JCP Realty Partners, LLC.

13D

Page 5 of 8 Pages

This Amendment No. 1 amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on August 26, 2014 (this “Schedule 13D”) by Juniper NVM, LLC, a Delaware limited liability company (“Juniper NVM”), and certain other reporting persons, with respect to the common stock, par value $0.01 per share (“Common Stock”), of IMH Financial Corporation, a Delaware corporation (the “Issuer”). The filing of any amendment to this Schedule 13D shall not be construed to be an admission that a material change has occurred in the facts set forth in this Schedule 13D or that such amendment is required under Rule 13d-2 of the Securities Exchange Act of 1934, as amended.

Item 2. Identity and Background.

Item 2 of this Schedule 13D is hereby amended to add the following information:

For purposes of Instruction C, the persons who collectively control Juniper Capital Partners, LLC are Jay A. Wolf (“Mr. Wolf”) and Alex Krys (“Mr. Krys”).

(a), (f)	Each of Mr. Wolf and Mr. Krys is a natural person and citizen of the United States of America.

(b)	The principal business address of Mr. Wolf and Mr. Krys is 11150 Santa Monica Blvd., Suite 1400, Los Angeles, California 90025.

(c)	Mr. Wolf’s and Mr. Krys’s principal occupation is serving as a managing partner of Juniper Capital Partners, LLC, which is principally engaged in making, holding, managing, and disposing of private equity and real estate investments. The principal business address of Juniper Capital Partners, LLC is 11150 Santa Monica Blvd., Suite 1400, Los Angeles, California 90025.

(d)	During the last five years, neither Mr. Wolf nor Mr. Krys has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, neither Mr. Wolf nor Mr. Krys was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended to add the following information:

(d)	The second paragraph in Item 6 below is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of this Schedule 13D is hereby amended to add the following information:

Pledge Agreement

On December 15, 2017, Juniper NVM entered into a loan agreement with Stable Road Capital, LLC, a California limited liability company (the “Lender”), whereby Juniper NVM borrowed $4,000,000 from the Lender (the “Loan”), as evidenced by a promissory note of even date therewith (the “Note”). To secure its obligations to the Lender with respect to the Loan, Juniper NVM pledged and granted a security interest in the Series B-1 Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Issuer, held by it (the “Pledged Shares”) and proceeds thereof (together, the “Collateral”) pursuant to a Stock Pledge Agreement (the “Pledge Agreement”), dated as of December 15, 2017, by Juniper NVM in favor of the Lender and accepted and agreed to by JPMorgan Chase Funding Inc., a Delaware corporation (“JPM”), and the Issuer.

13D

Page 6 of 8 Pages

The Note requires Juniper NVM to pay to the Lender, to be applied to the outstanding obligations with respect to the Loan, any and all amounts received in cash by Juniper NVM in its capacity as the holder of the Pledged Shares as redemption or liquidation (including deemed liquidation) proceeds or as proceeds of any sale of the Pledged IMH Security.

The Pledge Agreement provides that if an Event of Default is continuing and the Lender has declared a Loan Default pursuant to the Note, all rights of Juniper NVM to exercise or refrain from exercising the voting and other consensual rights it would otherwise be entitled to exercise with respect to the Collateral will cease and become vested in the Lender; provided that the Lender is precluded from exercising any right or remedy with respect to the Collateral for the applicable period described in the Pledge Agreement. If an Event of Default is continuing, the Issuer has the right, on a one-time basis, to pay, in the case of an Event of Default arising from the failure to pay a Loan obligation, the amount of such unpaid obligation, and in the case of any other Event of Default, all outstanding Loan obligations, all as described in the Pledge Agreement. If the Issuer makes such payment or otherwise makes a payment to the Lender on account of the Loan obligations, the Issuer is entitled to offset all amounts owed to Juniper NVM on account of the Pledged Shares against the amounts so paid by the Issuer.

JPM has the right, if an Event of Default is continuing, to acquire the Loan obligations and the rights of the Lender under the Pledge Agreement and the other Loan documents, all as described in the Pledge Agreement, in which case JPM would have the right to cause Juniper NVM to sell all of the Pledged Shares held by Juniper NVM to JPM at the purchase price described in the Pledge Agreement.

The Pledge Agreement is filed as Exhibit 1 to this Schedule 13D and is incorporated herein by reference in its entirety. The summary contained herein of the Pledge Agreement is qualified in its entirety by reference to the full text of such agreement.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1	Stock Pledge Agreement, dated as of December 15, 2017, by Juniper NVM in favor of the Lender and accepted and agreed to by JPM and the Issuer.

13D

Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 22, 2017

JUNIPER NVM, LLC

By:	Juniper Capital Partners, LLC
Its:	Sole Member

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Authorized Signatory

JCP REALTY PARTNERS, LLC

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Authorized Signatory

JUNIPER CAPITAL PARTNERS, LLC

By:	/s/ Jay Wolf
Name:	Jay Wolf
Title:	Authorized Signatory

13D

Page 8 of 8 Pages

Exhibit Index

Exhibit 1	Stock Pledge Agreement, dated as of December 15, 2017, by Juniper NVM, LLC in favor of Stable Road Capital, LLC and accepted and agreed to by IMH Financial Corporation and JPMorgan Chase Funding Inc.